Exhibit 99.1

Wallbox Appoints Luis Boada as Chief Financial Officer

Barcelona, Spain, 10 April, 2024: Wallbox (NYSE:WBX), a global leader in electric vehicle (EV) charging and energy management solutions, today announced that Luis Boada will join Wallbox as Chief Financial Officer effective May 15, 2024. Following a transition period, Wallbox will propose the appointment of Jordi Lainz as a member of the Board of Directors during the 2024 Annual General Meeting of shareholders.

Luis Boada has close to two decades of experience in corporate development, finance, and investor relations with extensive knowledge of both North American and European markets. Luis joins Wallbox from Fluidra, a global leader in pool equipment and connected solutions, listed on the Spanish Stock Exchange, where he served as the CFO of North America. During his eight years at Fluidra, Luis has established key processes, integrations and expansion efforts that contributed to the company’s financial success, including the Fluidra and Zodiac merger.

“We are excited to announce the appointment of Luis Boada as CFO of Wallbox. With extensive experience working at companies with operations across Europe and North America, and a track record of leading operational improvements within a listed company, Luis brings with him a wealth of knowledge that will support our strategic plan,” said Enric Asunción, CEO and cofounder of Wallbox. “We believe his expertise can help lead the Company advance through its next chapter.”

“Jordi has been a key driver of Wallbox’s success from the beginning, transforming Wallbox from a startup into a New York Stock Exchange listed company. Over the past six years Jordi has put the company in a steadfast position to become a global player in the EV charging industry, and we look forward to the continued contribution his expertise and ingenuity can bring through his expected board representation.” continued Enric.

The news comes on the heels of several other key commercial announcements. Among these: Wallbox recently announced a minority investment and plans to collaborate commercially with Generac, has officially launched and commissioned their DC fast charger; Supernova 180, in North America; Wallbox announced their entry into commercial and shared space charging in North America with the launch of Pulsar Pro; and continues to progress with product and innovation integrations with ABL, a German pioneer in manufacturing and EV charging that was recently acquired by Wallbox.

About Wallbox:

Wallbox is a global technology company, dedicated to changing how the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live

wallbox.com

more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox PR Contact:

Elyce Behrsin

Global Head of Public Relations

elyce.behrsin@wallbox.com

Wallbox Investor Contact:

Matt Tractenberg

VP, Investor Relations

Matt.Tractenberg@wallbox.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the timing of the new Chief Financial Officer’s commencement of service, the expected appointment of Jordi Lainz to the Board of Directors, and expectations regarding the contributions of the Company’s incoming and Chief Financial Officer and of Jordi Lainz. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s

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reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; the occurrence of any public health crisis or similar global events; as well as the other important factors discussed under the heading “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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